Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in Dynegy Inc.’s Registration Statement Nos. 333-191540 and 333-199179 on Form S-3 and Registration Statement No. 333-184590 and 333-211734 on Form S-8, of our report dated June 11, 2016 relating to the combined financial statements of the Thermal Assets as of and for the years ended December 31, 2015 and 2014 and for the three years in the period ended December 31, 2015 (which report expresses an unqualified opinion and include emphasis-of-matter paragraphs related to certain expense allocations and to the planned sale of the Thermal Assets), appearing in the Current Report on Form 8-K of Dynegy Inc. dated June 15, 2016.

/s/ Deloitte & Touche LLP

Houston, Texas
June 15, 2016